January 10, 2017
MICHAEL A. BROWN		EMAIL MBROWN@FENWICK.COM Direct Dial (415) 875-2432

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Greg Dundas, Attorney-Advisor
Dean Suehiro, Senior Staff Accountant Christie Wong, Staff Accountant

Re:	Alteryx, Inc. Draft Registration Statement on Form S-1 Submitted December 8, 2016 CIK No. 0001689923

Ladies and Gentlemen:

On behalf of Alteryx, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (the “Draft No. 2”) to the Registration Statement on Form S-1 (CIK No. 0001689923) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on December 8, 2016 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated January 4, 2017 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier three copies of Draft No. 2 in paper format, marked to show changes from the Draft Registration Statement as initially submitted.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Draft Registration Statement to update certain other disclosures.

General

1.	Please provide us supplementally with copies of all written communications, as defined in Rule 405 under the Securities Act, which you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us supplementally with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

United States Securities and Exchange Commission

Division of Corporation Finance

January 10, 2017

The Company has concurrently herewith supplementally provided the Staff with a copy of the corporate presentation slide deck that has been presented or will be presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), during the week of January 9, 2017. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

In addition, the Company advises the Staff that the underwriters have informed the Company that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering and the Company is not aware of any such reports. To the extent any such research reports are published or distributed in the future, the Company will provide the Staff with copies of any such reports.

2.	Provide us with copies of any reports and industry analysis that you cite or on which you rely. Please mark these sources carefully to enable us to easily identify what material was used in the document and where it was used.

The Company has supplementally provided the Staff with copies of the reports and industry analysis that the Company has cited or relied upon in the Draft Registration Statement, marked to identify what material was used in the Draft Registration Statement and where it was used.

Prospectus Summary, page 1 and Business, page 86

3.	We note your references to “net retention rates.” Please clarify that these metrics are based upon subscription revenue and not customer churn.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 86 of Draft No. 2.

Key Factors Affecting Our Performance, page 61

4.	We note the importance of the expansion and further penetration of your customer base and the number of customers to your operations. Discuss whether customer churn is an important consideration, and if so, your experience for the periods presented.

The Company respectfully advises the Staff that due to the nature of the Company’s “land and expand” business model and the fact that organizations of all sizes and across a wide variety of industries have adopted one or more offerings available on the Company’s platform, the Company believes that the dollar-based net revenue retention rate disclosed in the Draft Registration Statement provides more meaningful disclosure to investors regarding the Company’s current and potential future revenue than a customer churn metric. The Company believes that a customer churn metric is not meaningful as a stand-alone metric and would potentially be misleading to investors. The amount of revenue or potential revenue that is attributable to any particular customer ranges significantly depending on a number of factors, including the scale of a customer’s organization, the number of users within a customer’s organization, potential use cases, the offerings purchased by a customer, and the terms and conditions of a customer’s subscription to the Company’s platform.

United States Securities and Exchange Commission

Division of Corporation Finance

January 10, 2017

In addition, given the nature of the Company’s “land and expand” business model, the Company’s initial deployments to customers are typically with individual business analysts focused on a single use case and those initial deployments frequently expand across departments, divisions and geographies as additional use cases are identified and deployed. Accordingly, the Company often derives significantly more revenue from customers who have subscribed to the Company’s platform over longer periods of time as such customers have frequently expanded their deployments after experiencing the benefits of the Company’s platform. This is demonstrated by the customer cohort chart presented on page 60 of Draft No. 2 that illustrates that the total annualized subscription revenue for customers who initially subscribed to the Company’s platform in 2014 has increased 2.6 times as compared to 1.7 times for the Company’s customers who initially subscribed to the Company’s platform in 2015. Therefore, the extent to which the Company retained or lost certain customers over a particular period may not correlate with the changes in revenue or potential revenue in that period or future periods. For example, if a customer has only recently deployed the Company’s platform and decided not to renew its subscription, that loss of a customer would likely not have much, if any, impact on the Company’s revenue or potential revenue. Moreover, in a given period, the Company may fail to retain a large number of smaller customers but expand its existing subscriptions with a few large customers and see a significant increase in its current or potential future revenue. Conversely, the Company may retain the vast majority of its customers during a period, but fail to retain a small number of large customers and see a decrease in current or potential future revenue.

Therefore, the Company believes that a customer churn metric would not provide meaningful information to investors regarding the Company’s current or potential future revenue, and would potentially be misleading to investors, because a customer churn metric is not necessarily indicative of changes to revenue or potential revenue attributable to the Company’s customer base.

In contrast, the Company’s dollar-based net revenue retention rate metric, which is a trailing four-quarter average of the subscription revenue from a cohort of customers in a quarter as compared to the same quarter in the prior year, reflects the significant variations of revenue or potential revenue that may be attributable to the Company’s customers. Therefore, the Company believes that this metric provides meaningful information for investors regarding the impact of customer activity and retention on the Company’s actual revenue and potential revenue. For example, if a small customer decides not to renew its subscription, this decision will have a negligible impact on the Company’s dollar-based net revenue retention rate relative to a large customer that decides not to renew. Furthermore, the Company notes that its dollar-based net revenue retention rate correlates to customer churn since the dollar-based net revenue retention rate will decrease if customers decide not to renew their subscriptions to the Company’s platform over time but, as described above, dollar-based net revenue retention rate also provides investors appropriate disclosure regarding the Company’s current and potential future revenue as opposed to a churn metric.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics

Dollar-Based Net Revenue Retention Rate, page 62

5.	Please tell us and disclose how your quarterly dollar-based net revenue retention rate reflects your ability to retain and expand relationships with existing customers over time given that your subscription terms are from one to three years and renewal is not required.

United States Securities and Exchange Commission

Division of Corporation Finance

January 10, 2017

For the reasons described in Response 4 above, the Company believes that its dollar-based net revenue retention rate reflects its ability to retain and expand revenue from its existing customers over time. In response to the Staff’s comment, the Company has clarified its disclosure on page 62 of Draft No. 2.

Results of Operations, page 66

6.	For all periods presented, please discuss to what extent the amount of revenue increase was attributable to the additional sales to existing customers. We note on page 62 that subscription revenue reflects additional licenses to existing customers.

The Company respectfully advises the Staff that the Company neither currently generates breakdowns of, nor uses to manage its business, revenue attributable to new customers versus revenue attributable to existing customers in any given period. Due to the nature of the Company’s “land and expand” business model, and for the reasons described in Response 4 above, including the deployment patterns of the Company’s customers, the Company believes that a substantial majority of the revenue in any given period is attributable to existing customers versus new customers. Given that the initial deployments by the Company’s customers are typically with individual business analysts focused on a single use case, the revenue attributable to customers in the period in which they first begin subscribing to the Company’s platform is typically small compared to existing customers who have expanded deployment of the Company’s platform across departments, divisions and geographies as additional use cases are identified. While the Company believes that revenue attributable to new customers in any given period may provide some insight into the Company’s future potential revenue opportunities, the Company does not believe that it would provide a meaningful explanation of the Company’s historical operating results and therefore, the Company neither currently generates breakdowns of, nor uses to manage its business, this information and has not included a discussion of additional sales to existing customers versus sales to new customers in its discussion regarding its historical operating results.

However, the Company does disclose its total number of customers, which the Company believes serves as a better indicator of the Company’s market penetration and future potential business opportunities because the Company’s future revenue potential is predominantly driven by expansion opportunities within existing customers and is not necessarily correlated with any revenue attributable to customers in the period in which they first subscribed to the Company’s platform. In response to the Staff’s comment, the Company has revised its disclosure on page 62 of Draft No. 2 to explain that, due to the Company’s “land and expand” business model, the Company believes that a substantial majority of the revenue in any given period is attributable to existing customers versus new customers. The Company has also revised its disclosure on pages 66 and 68 of Draft No. 2 to clarify that it is the Company’s belief that the increases in revenue for the nine months ended September 30, 2016 and the year ended December 31, 2015 were primarily attributable to additional sales to existing customers.

7.	We note the increase of your cost of revenue for all periods presented were due to the increase of headcounts. Please discuss the reason(s) for a higher increase for nine months ended fiscal year 2016 when only 6 new employees were added versus 20 new employees in fiscal year 2015.

In response to the Staff’s comment, the Company has revised its disclosure on pages 66 and 67 of Draft No. 2.

United States Securities and Exchange Commission

Division of Corporation Finance

January 10, 2017

Revenue Recognition, page 78

8.	We note on page 62 that your subscription terms range from one to three years. You indicated that you recognized license and PCS revenue ratably over the subscription terms. In that regard, please tell us your consideration of paragraph 70-71 of ASC 985-605-25.

The Company respectfully advises the Staff that in accordance with Accounting Standards Codification (“ASC”) 985-605-25-70, the Company recognizes revenue over the contractual post-contract customer support (“PCS”) period, which is the same as the applicable license subscription term. The Company only sells PCS and licenses on a combined basis, and the PSC period and the license term are coterminous. The Company does not provide PCS beyond the applicable license subscription term. At the end of a license subscription term, the customer may renew their arrangement with a new license that includes PCS. The Company further advises the Staff that it does not recognize the license and PCS revenue at the time of delivery of the license under any of its arrangements as all the conditions in ASC 985-605-25-71 are not met at that time. Specifically, the Company, at least quarterly, provides and expects to continue to provide unspecified upgrades and enhancements to the customer that enhance the functionality of the software during the PCS period.

Competition, page 97

9.	Please revise to clarify how your platform compares to your competitors’ products. For example, you state that some competitors offer “one or more capabilities that are competitive with our platform” and that “some business analytics software companies offer capabilities that are competitive with a subset of the solutions we provide.” Provide further details to illustrate the similarities and differences between your competitors’ and your own products.

In response to the Staff’s comment, the Company has revised its disclosure on page 98 of Draft No. 2.

Management, page 100

Executive Officers, page 100

10.	Describe the duties and responsibilities of your Chief Revenue Officer.

In response to the Staff’s comment, the Company has revised its disclosure on page 100 of Draft No. 2.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Deferred Royalties and Commissions, page F-12

11.	Please tell us why you amortized deferred commissions over a one-year term rather than over the term the revenue is recognized. We note your subscription terms ranges from one to three years.

United States Securities and Exchange Commission

Division of Corporation Finance

January 10, 2017

In response to the Staff’s comment, the Company has revised its disclosure on pages 80 and F-12 of Draft No. 2.

* * * * * * *

United States Securities and Exchange Commission

Division of Corporation Finance

January 10, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432, or, in his absence, Ran D. Ben-Tzur, Esq. at (650) 335-7613.

Sincerely,

FENWICK & WEST LLP

/s/ Michael A. Brown

Michael A. Brown

cc:	Dean A. Stoecker, Chief Executive Officer
Kevin Rubin, Chief Financial Officer
Christopher M. Lal, Esq., Senior Vice President, General Counsel, and Corporate Secretary
Alteryx, Inc.

Gordon K. Davidson, Esq.
William L. Hughes, Esq.
Ran D. Ben-Tzur, Esq.
Fenwick & West LLP

Charles S. Kim, Esq.
Andrew S. Williamson, Esq.
Eric C. Jensen, Esq.
Cooley LLP